UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AgroFresh Solutions, Inc.

(Name of Issuer)

COMMON STOCK, 0.0001 par value

(Title of Class of Securities)

00856G109

(CUSIP Number)

Eric Ross

c/o Boulevard Acquisition Sponsor, LLC
399 Park Avenue, 6th Floor
New York, New York 10022
(212) 878-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Boulevard Acquisition Sponsor, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 10.9%

14	Type of Reporting Person CO

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Marc Lasry

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 10.9%

14	Type of Reporting Person IN

CUSIP No. 00856G109		SCHEDULE 13D

1	Name of Reporting Persons Sonia E. Gardner

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds Not applicable

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power - 0 -

	8	Shared Voting Power 5,800,728

	9	Sole Dispositive Power - 0 -

	10	Shared Dispositive Power 5,800,728

11	Aggregate Amount Beneficially Owned by Each Person 5,800,728

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5(a)) 10.9%

14	Type of Reporting Person IN

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 24, 2014 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the Commission on March 21, 2014, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Commission on July 31, 2015 and Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Commission on April 6, 2017. Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in Amendment No. 3.

Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D.

Item 5.                                                         Interest in Securities of the Issuer

Items 5(a) through 5(b) are hereby amended and restated as follows:

(a)                                 The Reporting Persons may be deemed the beneficial owners of 5,800,728 shares of Common Stock representing approximately 10.9% of the outstanding shares of the Issuer’s Common Stock (consisting of 3,272,985 shares of Common Stock and 2,527,743 warrants to purchase shares of Common Stock).

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 50,703,587 shares of Common Stock outstanding as of March 2, 2017, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Commission on March 16, 2017.

(b)                                 By virtue of their control of the Sponsor, the other Reporting Persons share the power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the 3,272,985 shares of Common Stock beneficially owned by the Sponsor.

Item 5(c) is hereby amended as follows:

(c)                                  On April 7, 2017, the Sponsor transferred 1,290,680 shares of Common Stock and 632,257 Private Placement Warrants to Stephen S. Trevor (the “Withdrawing Member”), pursuant to the Withdrawal and Distribution Agreement (as defined below), in consideration for the cancellation of the Withdrawing Member’s limited liability company interests in the Sponsor.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

Withdrawal and Distribution Agreement

On April 7, 2017, the Sponsor and the Withdrawing Member  entered into a Withdrawal and Distribution Agreement (the “Withdrawal and Distribution Agreement”).

Pursuant to the Withdrawal and Distribution Agreement, the Sponsor agreed to distribute to the Withdrawing Member 1,290,680 shares of Common Stock and 632,257 Private Placement Warrants (collectively, the “Distributed Securities”) and the Withdrawing Member agreed (i) that all of his limited liability company interests in the Sponsor shall be deemed cancelled and (ii) to withdraw as a member of the Sponsor. The Withdrawing Member further agreed that (i) the shares of Common Stock distributed to him would be subject to the same transfer restrictions as are applicable to the shares of Common Stock held by the Sponsor, including those restrictions on transferability until December 31, 2017 as set forth in the Securities Escrow Agreement and the Investor Rights Agreement and (ii) 25% of the shares of Common Stock distributed to the Withdrawing Member are subject to potential forfeiture to the Issuer on the same terms and conditions by which certain shares of Common Stock held by the Sponsor are subject to forfeiture to the Issuer, as set forth in that certain Insider Letter Agreement, dated July 31, 2015, by and between the Sponsor and the Issuer. The foregoing description of the Withdrawal and Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Withdrawal and Distribution Agreement, a copy of which is filed as Exhibit 1 to this Statement and is incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits

1.             Withdrawal and Distribution Agreement, dated as of April 7, 2017, by and between Boulevard Acquisition Sponsor, LLC and Stephen S. Trevor.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 11, 2017

BOULEVARD ACQUISITION SPONSOR, LLC

By:	/s/ Marc Lasry
Name: Marc Lasry
Its: Managing Member

/s/ Marc Lasry
Marc Lasry

/s/ Sonia E. Gardner
Sonia E. Gardner